April 3, 2012

VIA EDGAR

Katherine Wray, Esq.

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Grandparents.com, Inc. Preliminary Information Statement on Schedule 14C Revised March 12, 2012 File No. 000-21537

Dear Ms. Wray:

We hereby submit the responses of Grandparents.com, Inc. (the “Company”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) contained in your letter, dated March 27, 2012, to Joseph Bernstein of the Company in regard to the above-referenced Preliminary Information Statement on Schedule 14C, as revised on March 12, 2012 (the “Preliminary Information Statement”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Preliminary Information Statement.

General

1.	Please resolve any outstanding staff comments on your Form 8-K filed February 27, 2012.

Response: The Company hereby requests that it be permitted to file the Definitive Information Statement, subject to satisfactorily addressing the Staff’s other comments on the Preliminary Information Statement. Except as set forth below, the Company does not believe that the Staff’s comments on the Company’s Form 8-K filed February 27, 2012, as amended by Amendment No. 1 on Form 8-K/A filed March 30, 2012 (the “Form 8-K”), are applicable to the disclosures contained in the Preliminary Information Statement.

The below sets forth the Company’s responses to the Form 8-K comments it believes are applicable to the Preliminary Information Statement. In addition, the Company has revised the Preliminary Information Statement in response to such comments to the extent indicated below.

Comment #14: The Company does not believe that the holders of the GP Warrant or the JTF Warrants (as defined in the Form 8-K) are deemed to be beneficial owners of the shares of Common Stock underlying such warrants and therefore such shares should not be included in the beneficial ownership table. A person is considered to beneficially own any shares such person has the right to acquire at any time within sixty (60) days. However, none of the GP Warrant or the JTF Warrants are exercisable until the Amendment is filed, which has not occurred and may not occur within sixty (60) days. Accordingly, the holders of the GP Warrant or the JTF Warrant do not yet have the right to acquire beneficial ownership of the shares of Common Stock underlying such warrants within sixty (60) days.

Even if the Staff were to conclude that the holders of the GP Warrant and the JTF Warrants beneficially own the shares underlying the GP Warrant and JTF Warrants, please note that:

•	The GP Warrant is not presently exercisable for any shares of the Company’s Common Stock. As described in the Form 8-K, the number of shares for which the GP Warrant is exercisable will be adjusted from time to time to the extent the Shortfall Amount (as defined in the Contribution Agreement) calculated as of the Closing Date changes based on a calculation of same from time to time after the Closing Date. In addition, the number of shares of Common Stock for which the GP Warrant will be exercisable, if at all, will be increased from time to time in the event that any of the warrants to purchase an aggregate of 342,813 shares of Common Stock outstanding immediately prior to the closing of the Transaction (the “Outstanding Warrants”) are exercised. Since no adjustment pursuant to the Contribution Agreement has occurred nor have any of the Outstanding Warrants been exercised, no shares are presently issuable upon exercise of the GP Warrant.

•	The JTF Warrants contain limitations on exercise which prohibit the exercise thereof if the total number of shares of Common Stock then beneficially owned by the holder would exceed 4.999% of the total number of issued and outstanding shares of Common Stock. Accordingly, the JTF Warrants could not be exercised if the exercise thereof would result in the holder holding greater than 4.999% of the total number of issued and outstanding shares of Common Stock, which is below the 5% disclosure threshold for purposes of the beneficial ownership table.

Comment #15: We will clarify footnote 3 to the beneficial ownership table contained in the Form 8-K to reflect that the number of shares in the applicable column is based on the number of shares issuable upon conversion of the Series A and Series B Preferred Shares following authorization of additional shares of Common Stock, rather than upon the number of shares outstanding as of the Closing Date. We previously revised our disclosure in footnote 3 to the beneficial ownership table contained the Preliminary Information Statement to reflect the foregoing.

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Comment #16: The Company has removed the disclaimer of beneficial ownership in the Preliminary Information Statement.

Action 1 – Approval, Ratification and Adoption of the 2012 Stock Incentive Plan, page 13

2.	We note your revisions in response to prior comment 1. Please confirm that in your Definitive Information Statement you will disclose the market value of the securities underlying the options as of the latest practicable date, in accordance with Schedule 14A Item 10(b)(2)(i)(D).

Response: The Company confirms that in its Definitive Information Statement it will disclose the market value of the securities underlying the options as of the latest practicable date in accordance with Schedule 14A Item 10(b)(2)(i)(D).

New Plan Benefits, page 16

3.	It appears that you may have granted options under the 2012 Plan. Please tell us how this is consistent with your disclosure in the first paragraph on page 2 that the actions described will become effective 20 calendar days after the Information Statement is given or sent. If the options have been granted subject to this time period, please revise your document to state so.

Response: Although stockholder approval of the 2012 Plan is not required for the Board of Directors to adopt the 2012 Plan nor to grant the options that have been granted thereunder as of the date of the Preliminary Information Statement, the Company has elected to seek stockholder approval of the 2012 Plan. In this regard, such approval will become effective 20 calendar days after the Definitive Information Statement is given or sent in accordance with SEC rules. None of the options have been granted subject to this time period.

The options that have been granted under the 2012 Plan are non-qualified stock options, which, unlike incentive stock options, do not require stockholder approval under the Internal Revenue Code. However, the Company may in the future grant incentive stock options under the 2012 Plan, in which case stockholder approval of the 2012 Plan would be required in order for such options to maintain their tax-advantaged benefits. Likewise, in the future the Company may be in position to benefit from Section 162(m) of the Internal Revenue Code with respect to performance-based awards under the 2012 Plan. Compliance with Section 162(m) requires, in part, that the 2012 Plan be approved by the Company’s stockholders.

Also, the Company is not listed on a securities exchange and therefore is not subject to exchange rules requiring stockholder approval of equity compensation plans.

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Interests of Certain Persons In Or In Opposition To The Matters To Be Acted Upon, page 19

4.	Refer to the first clause of the second paragraph. Given that you are also amending your certificate of incorporation to increase the number of authorized shares of common stock so that you can effect the conversion of the shares of preferred stock held by your officers and directors, please revise your disclosure accordingly.

Response: The Company has revised the first paragraph of this section to reflect that directors and executive officers could have a substantial and direct interest in the ratification and approval of the Amendment so that they can effect the conversion of the shares of Series B Preferred Stock held by them.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Peter D. Visalli of Sills Cummis & Gross P.C. our outside special securities counsel at (732) 409-1212.

Sincerely, GRANDPARENTS.COM, INC. By: /s/ Joseph Bernstein Joseph Bernstein Co-Chief Executive Officer, Chief Financial Officer and Treasurer

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